

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Ren Yong
Chief Executive Officer
Puyi Inc.
61F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe
Guangzhou, Guangdong, Province
People's Republic of China

> **Re: Puyi Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form F-3**
> **Filed August 19, 2022**
> **File No. 333-261063**

Dear Mr. Yong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-3

About this Prospectus, page 2

1. Refer to your response to comment 3. Please revise the definition of "PRC" or "China" to state that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong.

       You may contact John Stickel at 202-551-3324 or Sonia Bednarowski at 202-551-3666 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance